SCHEDULE II

SERIES

First Trust Short Duration High Income Fund

First Trust Managed Municipal Fund

First Trust Preferred Securities and Income Fund

First Trust/Confluence Small Cap Value Fund

First Trust WCM Focused Global Growth Fund